UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

NEXEON MEDSYSTEMS INC

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

65342G 104

(CUSIP Number)

Michael K. Hair, P.C.

7407 East Ironwood Court

Scottsdale, Arizona 85258

Phone: 480-443-9657

Fax: 480-443-1908

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 6, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

___________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65342G 104	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elizabeth Rosellini
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 1,849,000 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,849,000 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,849,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.33% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)  Includes 49,000 shares of Common Stock issuable upon the exercise of outstanding stock options that are currently exercisable or will become exercisable within sixty (60) days See Item 4, below.

(2)  Based upon 18,844,764 shares of Common Stock outstanding as reported by the Issuer in Amendment No. 2 to Form 10-12G Registration Statement filed on September 9, 2016.

CUSIP No. 65342G 104	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer NEXEON MEDSYSTEMS INC (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices 1708 Jaggie Fox Way Lexington, KY 40511

Item 2.

(a)	Name of Person Filing Elizabeth Rosellini

(b)	Address of the Principal Office or, if none, residence 1708 Jaggie Fox Way Lexington, KY 40511

(c)	Citizenship United States

(d)	Title of Class of Securities Common Stock, $0.001 par value

(e)	CUSIP Number 65342G 104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 65342G 104	13G	Page 4 of 5 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Dr. Rosellini currently holds 1,800,000 shares of Common Stock and 252,000 options to purchase shares of Common Stock of the Company. On April 1, 2016, Dr. Rosellini was issued nonqualified options to purchase 252,000 shares of Common Stock. The options vest over 36 months in monthly increments of 7,000 shares, with a three-year term for each option beginning upon each date of vesting. As of the date of this filing, 49,000 shares issuable upon the exercise of outstanding stock options that are currently exercisable or will become exercisable within sixty (60) days.

(b)	Percent of class: 9.33%, based upon 18,844,764 shares of Common Stock outstanding as reported by the Issuer in Amendment No. 2 to Form 10-12G Registration Statement filed on September 9, 2016.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 1,849,000

	(ii)	Shared power to vote or to direct the vote 0

	(iii)	Sole power to dispose or to direct the disposition of 1,849,000

	(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

CUSIP No. 65342G 104	13G	Page 5 of 5 Pages

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2016	/s/ Elizabeth Rosellini
Elizabeth Rosellini